Exhibit 99.1

June 16, 2014
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-08-14

Quaterra Resources Inc. Announces that Freeport-McMoran Nevada LLC Signs
Agreement With Quaterra to Earn Interest in Singatse Peak Services LLC, Holder of Yerington Project

Freeport has option to earn up to a 75% interest in Singatse Peak Services for US$138.6 million in spending

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiaries Quaterra Alaska Inc. (“Quaterra Alaska”) and Singatse Peak Services LLC (“SPS”) have signed a membership interest option agreement with Freeport-McMoRan Nevada LLC which sets out terms for due diligence and for SPS’s exploration of its Yerington Copper Project in Nevada (the “Yerington Project”). Freeport-McMoRan Nevada LLC (“Freeport”) is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“FCX”).

Under the agreement, after conducting additional due diligence about SPS over the next year, Freeport has the right to earn an initial 55% interest in SPS by providing funds to SPS to complete three staged investigation and work programs totaling US$38,600,000 in project funding. During these stages, Freeport provides funding to SPS for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100,000,000 of spending, or complete a feasibility study, whichever comes first.

Quaterra President and CEO Steven Dischler says, “The agreement with Freeport provides Quaterra with the ability of retaining, at no cost to it, a 25% interest in what is potentially a large and attractive district-scale copper asset.”

Agreement Details

Within the first 12-month stage of the agreement, Freeport must provide SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs; G&A; and compliance with environmental laws. Freeport can terminate the agreement within the first stage of the agreement at its discretion, with the US$2,500,000 being a firm commitment. Freeport can extend stage one of the agreement for up to a further 12 months upon payment of US$1,250,000 for each six month extension.

In order for the second stage of the agreement to commence, Freeport must commit to fund US$6,100,000 over the ensuing post-stage one 12 month period for property maintenance costs; G&A; environmental compliance; and exploration of the property. During the 24 month third stage of the agreement Freeport may fund up to US$30,000,000 for exploration of the property; property maintenance costs; G&A; and environmental compliance. If Freeport completes the stage three funding it will have invested approximately US$40,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport chooses to proceed beyond Stage 3, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS. Alternatively, Freeport can choose to fund with Quaterra, proportional to their 55% and 45% working interests.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

“We believe this is a very significant opportunity for Quaterra,” says Dr. Thomas Patton, Chairman of Quaterra. “The agreement provides Quaterra’s shareholders with the funding to advance a major copper district.”

The Yerington Project consists of the Yerington pit and surrounding areas, MacArthur oxide and sulfide deposits, water rights and other district prospects, all of which have the potential to be transformed into a large-scale, long-life copper mining operation. It is situated in a mining-friendly district with excellent infrastructure and valuable water rights.

Conference Call

Quaterra will host a conference call on Tuesday, June 17, 2014 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss today’s release of the membership interest option agreement between Freeport and the Company, Quaterra Alaska and SPS for exploration and development of the Yerington Project.

The Company will also answer questions at the end of the formal portion of the call. For toll free dial-in from Canada and U.S. please call 1-800-319-4610, from Vancouver call 604-638-5340 and from outside of Canada and the U.S. call 1-604-638-5340. Callers should dial in five to 10 minutes prior to the scheduled start time and simply ask to join the call.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that the transaction provides a significant opportunity for the Company. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.